Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kobex Minerals Inc. (the “Issuer”)
(formerly IMA Exploration Inc.)
#1700 - 700 West Pender Street
Vancouver, BC  V6C 1G8
Phone:  (604) 688-9368

2.	Date of Material Change

November 2, 2010

3.	Press Release

The press release was released on November 2, 2010 through various approved public media and filed with the TSX Venture Exchange, the NYSE AMEX Exchange and the British Columbia, Alberta, Ontario Securities Commissions and the Autorité des marchés financiers in Quebec.

4.	Summary of Material Change(s)

The Company announced that it has granted incentive stock options to its directors, employees, and consultants for the purchase of a total of 745,000 common shares for a period of five years at a price of $0.96 per share.

5.	Full Description of Material Change

See attached news release.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

Samuel Yik,
Chief Financial Officer
Phone: (604) 688-9368

9.	Date of Report

November 3, 2010

Suite 1700 -700 West Pender Street, Vancouver, BC, Canada V6C 1G8
Tel: 604.688.9368   •   Fax:  604.688.9336
www.kobexminerals.com • investor@kobexminerals.com • TSX.V | NYSE Amex: KXM